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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under The Securities Exchange Act of 1934

(Amendment No. 2)

CASTLE DENTAL CENTERS, INC.

(Name of Issuer)

COMMON STOCK $.001 PAR VALUE

(Title of Class of Securities)

14844P105

(CUSIP Number)

David S. Lobel

Sentinel Capital Partners II, L.P.

777 Third Avenue, 32nd floor

New York, NY 10017

(212) 688-3100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

COPY TO:

Frederick Tanne, Esq.

Kirkland & Ellis LLP

Citicorp Center

153 East 53rd Street

New York, NY

(212) 446-4800

April 25, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 11 Pages

CUSIP No. 14844P105	13D	Page 2 of 11 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Sentinel Capital Partners II, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 195,551,401[1] 9. Sole Dispositive Power 0 10. Shared Dispositive Power 132,134,988[2]

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 195,551,401

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 95.9%

[1]	Sentinel Capital Partners II, L.P. may be deemed a member of a “group” with General Electric Capital Corporation, Midwest Mezzanine Fund II, L.P. and certain of its affiliates, Thomas Fitzpatrick and John M. Slack for purposes of Section 13(d) of the Securities and Exchange Act of 1934, as amended, because of the existence of an agreement amongst Sentinel Capital Partners II, L.P. and such parties listed in this sentence to vote their shares of capital stock of the Issuer in favor of certain designees to the Issuer’s board of directors. The Reporting Persons in this Schedule 13D disclaim beneficial ownership of (i) 35,602,365 of such shares, which shares are held in the name of General Electric Capital Corporation, (ii) 22,678,609 of such shares, which shares are held in the name of Midwest Mezzanine Fund II, L.P., (iii) 2,400,635 of such shares, which shares are held in the name of Thomas Fitzpatrick and (iv) 2,734,804 of such shares, which shares are held in the name of John M. Slack. Sentinel Capital Partners II, L.P. is including the foregoing as shares beneficially owned because of the existence of an agreement amongst General Electric Capital Corporation, Sentinel Capital Partners II, L.P., Midwest Mezzanine Fund II, L.P., Thomas Fitzpatrick and John M. Slack to vote their shares of capital stock of the Issuer in favor of certain designees to the Issuer’s board of directors. Please see Items 3, 4, 5 and 6 below for additional explanation.
[2]	These shares are held in the name of Sentinel Capital Partners II, L.P., and shared dispositive power is being disclosed solely because of the affiliation of Sentinel Capital Partners II, L.P. with its direct and indirect owners.

CUSIP No. 14844P105	13D	Page 3 of 11 Pages

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 14844P105	13D	Page 4 of 11 Pages

1.	Names of Reporting Persons/I.R.S. Identification Nos. of above persons (entities only). Sentinel Partners II, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 195,551,401 9. Sole Dispositive Power 0 10. Shared Dispositive Power 132,134,988

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 195,551,401

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 95.9%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 14844P105	13D	Page 5 of 11 Pages

1.	Names of Reporting Persons/I.R.S. Identification Nos. of above persons (entities only). Sentinel Managing Company II, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 195,551,401 9. Sole Dispositive Power 0 10. Shared Dispositive Power 132,134,988

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 195,551,401

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 95.9%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 14844P105	13D	Page 6 of 11 Pages

1.	Names of Reporting Persons/I.R.S. Identification Nos. of above persons (entities only). David S. Lobel

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 195,551,401 9. Sole Dispositive Power 0 10. Shared Dispositive Power 132,134,988

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 195,551,401

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 95.9%

14.	Type of Reporting Person (See Instructions) IN

Schedule 13D

This Amendment No. 2 (this “Amendment”) amends and supplements the Statement on Schedule 13D (the “Statement”) filed by Sentinel Capital Partners II, L.P., a Delaware limited partnership, and certain of its affiliates (“Sentinel”) on June 2, 2003, which Statement was amended by Amendment No. 1 to the Statement on June 20, 2004, relating to the beneficial ownership of shares of common stock, par value $0.001 per share, of Castle Dental Centers, Inc. (the “Company”). Capitalized terms used herein and not otherwise defined shall have the respective meanings ascribed to them in the Statement.

Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Statement.

Item  1. Security and Issuer

Item 1 is hereby amended by adding the following:

The title of the class of equity securities to which the Statement relates, which was previously the common stock, par value $0.000001 per share, has been re-titled as the common stock, par value $0.001 per share (the “Common Stock”).

Item  4. Purpose of Transaction

Item 4 is hereby amended by adding the following:

On April 25, 2004, the Company entered into the Agreement and Plan of Merger (the “Merger Agreement”), by and among Bright Now! Dental, Inc. (“Parent”), Drawbridge Acquisition, Inc. (“Merger Sub”), and the Company, pursuant to which, upon the terms and subject to the conditions set forth in the Merger Agreement, the Company would be merged with and into Merger Sub (the “Merger”), with the Company continuing as the surviving corporation in the Merger. The Merger Agreement provides that, upon consummation of the Merger, holders of the Common Stock will be entitled to receive $0.1572 per share of Common Stock, and holders of preferred stock, par value $0.001 per share, shall be entitled to receive an amount in cash equal to $0.1572 multiplied by the number of shares of the Common Stock into which such preferred stock was convertible immediately prior to the consummation of the Merger.

In connection with the execution and delivery of the Merger Agreement, Sentinel, as the majority stockholder of the Company, delivered its written consent to the adoption of the Merger Agreement and the approval of the transactions contemplated thereby, including the Merger (the consent, the “Written Consent”). In addition, in connection with the execution and delivery of the Merger Agreement, Sentinel and Parent entered into a letter agreement, dated April 25, 2004 (the “Letter Agreement”), pursuant to which Sentinel agreed, among other things, that if the Company terminates the Merger Agreement in connection with the existence of certain alternative transaction proposals and within nine months thereafter the Company consummates an alternative transaction, Sentinel will pay to Parent an amount equal to 75% of the difference between (x) amount of consideration Sentinel receives in connection with the consummation of the alternative transaction minus (y) the amount of consideration Sentinel would have received in connection with the consummation of the Merger.

The foregoing description of the Merger Agreement (including any exhibits thereto), the Written Consent and the Letter Agreement is not intended to be complete and is qualified in its entirety by the complete text of the Merger Agreement, the Written Consent and the Letter Agreement, each of which is incorporated herein by reference. The Merger Agreement, the Written Consent and the Letter Agreement are filed as Exhibits 9, 10 and 11, respectively, hereto.

Page 7 of 11 Pages

Depending on various factors, Sentinel may in the future take such actions with respect to its investment in the Company as it deems appropriate, including, without limitation, purchasing additional shares of capital stock of the Company or selling some or all of its capital stock or taking any actions that might result in any of the matters set forth in subparagraphs (a)-(j) of Item 4, in each case to the extent permitted by the Stockholders Agreement, dated as of May 15, 2003, by and among the Company, Sentinel and certain other stockholders of the Company party thereto.

Item  5. Interest in Securities of the Issuer.

Item 5 is hereby amended by adding the following:

(a)—(b) Collectively, 195,551,401 shares of Common Stock which may be deemed to be beneficially owned by the Reporting Persons, Midwest, GE Capital, Fitzpatrick and Slack, which amount represents 95.9% of the shares of Common Stock based on the 8,265,323 shares of Common Stock issued and outstanding as of April 25, 2004, as set forth in the Merger Agreement.

(c) Other than as set forth in this Statement, to the knowledge of the Reporting Persons, no transactions in the class of securities reported have been effected during the past sixty (60) days by any person named pursuant to Item 2.

(d) As set forth in Item 4, Sentinel has agreed that if the Company terminates the Merger Agreement in connection with the existence of certain alternative transaction proposals and within nine months thereafter the Company consummates an alternative transaction, Sentinel will pay to Parent an amount equal to 75% of the difference between (x) amount of consideration Sentinel receives in connection with the consummation of the alternative transaction minus (y) the amount of consideration Sentinel would have received in connection with the consummation of the Merger.

Item  6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended by adding the following:

Pursuant to the Merger Agreement, the Company agreed to consummate the Merger, upon the terms and subject to the conditions set forth in the Merger Agreement. In connection with the execution and delivery of the Merger Agreement, Sentinel, as the majority stockholder of the Company, delivered the Written Consent whereby it adopted the Merger Agreement and approved the transactions contemplated thereby, including the Merger. In addition, in connection with the execution and delivery of the Merger Agreement, Sentinel and Parent entered into the Letter Agreement, pursuant to which Sentinel agreed, among other things, that if the Company terminates the Merger Agreement in connection with the existence of certain alternative transaction proposals and within nine months thereafter the Company consummates an alternative transaction, Sentinel will pay to Parent an amount equal to 75% of the difference between (x) amount of consideration Sentinel receives in connection with the consummation of the alternative transaction minus (y) the amount of consideration Sentinel would have received in connection with the consummation of the Merger.

Item  7. Material to be filed as Exhibits.

Item 7 is hereby amended by adding the following:

Exhibit 9—Agreement and Plan of Merger dated as of April 25, 2004, by and among Bright Now! Dental, Inc., Drawbridge Acquisition, Inc., and the Company.

Page 8 of 11 Pages

Exhibit 10—Action by Written Consent of Stockholder of the Company, dated April 25, 2004.

Exhibit 11—Letter Agreement, dated April 25, 2004, by and between Sentinel Capital Partners II, L.P. and Bright Now! Dental, Inc.

Page 9 of 11 Pages

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: May 10, 2004

SENTINEL CAPITAL PARTNERS II, L.P.
By	Sentinel Partners II, L.P.
Its:	General Partner

By:	Sentinel Managing Company II, LLC
Its:	General Partner

By:	/s/ David S. Lobel

	Name:	David S. Lobel
	Title:	Managing Member

SENTINEL PARTNERS II, L.P.
By:	Sentinel Managing Company II, LLC
Its:	General Partner

By:	/s/ David S. Lobel

	Name:	David S. Lobel
	Title:	Managing Member

SENTINEL MANAGING COMPANY II, LLC

By:	/s/ David S. Lobel

	Name:	David S. Lobel
	Title:	Managing Member

/s/ David S. Lobel

David S. Lobel

Page 10 of 11 Pages

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

1	Joint Filing Agreement, dated as of the date hereof by and among Sentinel Capital, Sentinel Partners, SMC and David S. Lobel.*

2	Preferred Stock and Subordinated Note Purchase Agreement, dated as of May 15, 2003, by and among the Company, GE Capital, Midwest, Sentinel, Usdan, Fitzpatrick and Slack. (previously filed by Heller Financial Inc.)*

3	Certificate of Designations, Rights and Preferences of the Series B Convertible Preferred Stock. (previously filed by Heller Financial Inc.)*

4	Registration Rights Agreement, dated as of May 15, 2003, by and among the Company, GE Capital, Midwest, Sentinel, Usdan, Fitzpatrick and Slack. (previously filed by Heller Financial Inc.)*

5	Stockholders Agreement, dated as of May 15, 2003, by and among the Company, GE Capital, Midwest, Sentinel, Usdan, Fitzpatrick and Slack. (previously filed by Heller Financial Inc.)*

6	Management Agreement, dated as of May 15, 2003, between the Company and Sentinel (incorporated by reference to Exhibit 10.6 of the Company’s 8-K dated May 15, 2003).*

7	Credit Agreement dated as of May 15, 2003 among the Company, Castle Dental Centers of Florida, Inc., Castle Dental Centers of Tennessee, Inc., Castle Texas Holdings, Inc., Castle Dental Centers of Texas, Inc., CDC of California, Inc., the lenders party thereto, and GE Capital, as agent for the Lenders (incorporated by reference to Exhibit 10.1 of the Company’s 8-K dated May 15, 2003).*

8	Securities Purchase Agreement dated as of June 13, 2003 among the Company, Sentinel Capital and Usdan.*

9	Agreement and Plan of Merger dated as of April 25, 2004, by and among Bright Now! Dental, Inc., Drawbridge Acquisition, Inc., and the Company (incorporated by reference to Exhibit 2.1 of the Company’s 8-K dated April 25, 2004 filed on April 27, 2004).

10	Action by Written Consent of Stockholder of the Company, dated April 25, 2004 (incorporated by reference to Exhibit 10.2 of the Company’s 8-K dated April 25, 2004 filed on April 27, 2004).

11	Letter Agreement, dated April 25, 2004, by and between Sentinel Capital Partners II, L.P. and Bright Now! Dental, Inc. (incorporated by reference to Exhibit 10.1 of the Company’s 8-K dated April 25, 2004 filed on April 27, 2004).

*	Previously filed.

Page 11 of 11 Pages